UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________to_________
Commission file number: 001-16751

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ANTHEM 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Anthem, Inc.
220 Virginia Avenue
Indianapolis, IN 46204

REQUIRED INFORMATION
The Anthem 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule presented herein have been prepared in accordance with the financial reporting requirements of ERISA.

ANTHEM 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2018 and 2017 and for the
Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm

ANTHEM 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2018 and 2017 and for the
Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the Anthem 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Anthem 401(k) Plan, as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP

We have served as the Plan’s auditor since at least 2002, but we are unable to determine the specific year.
Indianapolis, Indiana

June 27, 2019

Anthem 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2018	2017
Assets
Investments at fair value	$6,729,314,227	$6,837,257,433
Receivables:
Contributions receivable from employer	884,870	59,517,021
Contributions receivable from participants	—	17,568
Notes receivable from participants	200,376,337	184,829,120
Net assets available for benefits	$6,930,575,434	$7,081,621,142
See accompanying notes.

Anthem 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018

Additions
Interest and dividends	$142,433,114
Net depreciation in fair value of investments	(401,094,177)
Interest income on notes receivable from participants	9,560,622
Contributions:
Participants	344,359,433
Rollovers	52,131,064
Employer	153,507,207
Total additions	300,897,263
Deductions
Benefit payments and withdrawals	446,531,348
Administrative fees	6,423,869
Total deductions	452,955,217
Decrease in net assets prior to transfers	(152,057,954)

Transfer of assets from merged plans	1,012,246

Net assets available for benefits at beginning of year	7,081,621,142
Net assets available for benefits at end of year	$6,930,575,434
See accompanying notes.

Anthem 401(k) Plan
Notes to Financial Statements
December 31, 2018
1. Description of the Plan
The following description of the Anthem 401(k) Plan (the “Plan”) provides only general information. More detailed information concerning the Plan may be found by consulting the summary plan description, which is available from the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
General
The Plan is a defined contribution plan which was established to provide savings opportunities for employees of Anthem, Inc. (“Anthem”) and certain of its subsidiaries (the “Participating Employers”). Employees of the Participating Employers are generally eligible to participate upon employment. The Plan Sponsor is ATH Holding Company, LLC, a wholly owned subsidiary of Anthem, Inc. Vanguard Fiduciary Trust Company (“Vanguard”) serves as the Plan’s trustee to administer the Plan’s assets. The Vanguard Group, Inc. (“Vanguard Group”) serves as the Plan’s recordkeeper and provides investment services.
Plan Mergers
Effective October 31, 2018, the Applied Pathways 401(k) was merged into the Plan. Net assets available for benefits of $1,012,246 were transferred to the Plan on November 2, 2018.
Participant Accounts
Individual accounts are maintained by the Plan for each eligible employee who participates in the Plan (“Participant”). Each Participant’s account is credited with the Participant’s contributions, allocations of the Plan Sponsor’s contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and certain administrative fees. Participant accounts are Participant directed. Forfeited nonvested balances of terminated Participants’ accounts are used to pay administrative expenses of the Plan. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s account.
Contributions
Participants may make voluntary contributions of 1% to 60% of eligible compensation, as defined in the Plan document, subject to limitations imposed by applicable Internal Revenue Service (“IRS”) regulations. Participants may make pretax contributions to a traditional 401(k) account or after tax contributions to a Roth 401(k) account. Eligible employees who do not make an election within 30 days of their date of hire are automatically enrolled in the Plan for pretax contributions of 4% of eligible compensation.
After the Participant has completed one year of service, the Plan Sponsor will match up to 100% of the first 3% of the Participant’s eligible compensation contributed, then 50% of the next 2% of the Participant’s eligible compensation contributed, for a total Plan Sponsor match potential of 4%. The Plan Sponsor match of Participant pretax and Participant after tax contributions is contributed as a pretax contribution.
Participants who attain age 50 by the end of the plan year may elect to contribute additional amounts to their account as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001 and as provided by the Plan. A “catch-up contribution” enables Participants to contribute additional funds beyond the regular IRS limits as they near retirement. Catch-up contributions are not eligible for matching contributions.

Anthem 401(k) Plan
Notes to Financial Statements (continued)

Participants direct their elective contributions into various investment options offered by the Plan, including the Anthem Stock Fund and a brokerage option. The Anthem Stock Fund is a unitized fund that invests in Anthem, Inc. common stock, which means participants do not actually own shares of Anthem, Inc. common stock but rather own an interest in the unitized fund. A portion of the fund may also be invested in short-term reserves to accommodate daily transactions. Generally, Participants are permitted to change investment options daily. Plan Sponsor contributions are allocated in the same manner as that of the Participant’s elective contributions.
Vesting
Active Participants are immediately 100% vested in employee and employer contributions and any earnings thereon. Participants in former plans of acquired companies who were not active employees at the date the plans were merged into the Plan may be subject to separate vesting schedules on former plan employer contributions.
Benefit Payments and Withdrawals
An active Participant in the Plan may make a complete or partial in-service hardship withdrawal of the amounts held in the Participant’s account attributable to the Participant’s contributions, rollovers, pre-2006 employer match, and income allocated to the contributions account. The in-service hardship withdrawal must be necessary in light of an immediate and heavy financial need of the Participant due to one of six causes specified by the Plan, and the Participant shall have obtained all other withdrawals and nontaxable loans provided by the Plan. Participant contributions to the Participant’s account are suspended for the six months following a hardship withdrawal from a Participant’s account.
A Participant may make a withdrawal of voluntary after-tax contributions made to a traditional 401(k) account prior to January 1, 2012, or take a qualified distribution of Roth 401(k) contributions, as defined by the IRS, at any time. Additionally, after attaining age 59½, a Participant may withdraw Participant and Plan Sponsor contributions for any reason.
Upon termination of employment, the Participant is entitled to receive the fully vested current value of his or her account. If the current value of the vested account is less than $1,000, the account is paid in a lump-sum payment. If the vested account value is more than $1,000 but less than $5,000, the account will be rolled over into an IRA unless the Participant elects otherwise. If the vested account value is more than $5,000, the account will remain in the Plan unless the Participant elects otherwise. The Participant may elect to have the entire portion, if any, of the account held in the Anthem Stock Fund paid in whole shares of Anthem, Inc. common stock, with fractional shares and any uninvested funds paid in cash. Participant accounts must be distributed by the year following the later of retirement or attainment of age 70½. Upon death, payments are made to the Participant’s beneficiary in the form of a lump-sum payment or in installments.
Participant Loans
Participants may request a loan not in excess of the lesser of: (1) 50% of the vested account balance, or (2) $50,000, less the highest outstanding loan balance during the preceding year. Repayment of loans shall not exceed five years, except for loans used to acquire the Participant’s principal residence. Each loan bears interest equal to the prime lending rate plus 1% as listed by Reuters on the last business day of the month prior to the month the loan is requested and is set on the day the loan is approved. Repayments are made by payroll deduction or remitted directly to Vanguard. Participants may have no more than three loans outstanding at any one time.
Forfeitures
Forfeitures of terminated nonvested account balances totaling $1,572,682 and $1,580,708 remained in the Plan as of December 31, 2018 and 2017, respectively. Forfeitures of $375,388 were used to pay administrative expenses during 2018.

Anthem 401(k) Plan
Notes to Financial Statements (continued)

Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the terms of ERISA. In the event the Plan is terminated, each Participant’s account shall be nonforfeitable with respect to both the Participant’s and the Plan Sponsor’s contributions, and the net assets are to be set aside for the payment of withdrawals to the Participants. The Plan Sponsor has the right to amend the Plan or to suspend matching contributions to the Plan at any time, either permanently or temporarily, for any length of time.
Administrative Expenses
Certain expenses of maintaining the Plan are paid by the Plan. The Plan Sponsor may bear certain costs associated with administering the Plan. These costs are not included in the accompanying financial statements and constitute exempt party-in-interest transactions. Transaction fees related to loan processing are paid from individual participant accounts. Investment related expenses are included in net appreciation in fair value of investments.
2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with accounting principles generally accepted in the United States (“GAAP”). Accordingly, contributions to the Plan and interest and dividend income are recognized as earned, and realized gains and losses and net unrealized appreciation (depreciation) of fair value of investments are recognized as they occur. Plan benefit payments and withdrawals are recognized when paid.
Use of Estimates
The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
Investments of the Plan are recorded at fair value. See Note 4 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis and interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Notes Receivable from Participants
Notes receivable from participants represent Participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a Participant ceases to make loan repayments and the Plan administrator deems the Participant loan to be a distribution, the Participant loan balance is reduced and a benefit payment is recorded.

Anthem 401(k) Plan
Notes to Financial Statements (continued)

Recent Accounting Guidance
In July 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2018-09, Codification Improvements, or ASU 2018-09. Among other things, ASU 2018-09 amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for the net asset value per share practical expedient in accordance with Accounting Standards Codification (“ASC”) 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. ASU 2018-09 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. We adopted the provisions of this guidance in 2018, which had no impact on the Plan's financial statements and disclosures.
In August 2018, the FASB issued Accounting Standards Update No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, or ASU 2018-13. The amendments in ASU 2018-13 eliminate disclosures regarding amount and reasons for transfers between Level 1 and Level 2 of the fair value framework and add certain disclosures for recurring Level 3 fair value measurements. The amendments are effective for fiscal years beginning after December 15, 2019, with early adoption permitted. We adopted the provisions of this guidance retrospectively in 2018, which had no impact on the Plan's financial statements and disclosures.
3. Employee Stock Ownership Plan ("ESOP")
The portion of the Plan invested in the Anthem Stock Fund is designated as an ESOP. Anthem, Inc. common stock is purchased by the ESOP using Participant directed contributions. Each Participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.
Put Option
In accordance with IRS regulations, Anthem, Inc. stock that ceases to be readily tradable on an established market includes a put option for any Participant who is otherwise entitled to a total distribution from the Plan. The put option is the right to require that the Plan Sponsor repurchase the Anthem, Inc. stock credited to the Participant’s account under a fair valuation formula. The distribution may be paid with interest over a period of not more than five years.
Dividends Paid on Anthem, Inc. Stock
Any cash dividends paid to the Participant’s account will be reinvested in the Anthem Stock Fund unless the Participant elects to receive the dividend in cash paid directly to the Participant. Participants may change their election to receive dividends in cash or to reinvest dividends at least quarterly.

Anthem 401(k) Plan
Notes to Financial Statements (continued)

4. Fair Value of Investments
Investments recorded at fair value in the statements of net assets available for benefits are categorized based on the level of judgment associated with the inputs used to measure their fair value. Level inputs, as defined by the FASB guidance for fair value measurements and disclosures, are as follows:

Level Input:	Input Definition:

Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level II	Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.
Transfers between Levels, if any, are recorded as of the beginning of the reporting period.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The following methods and assumptions were used to determine the fair value of investments recorded at fair value in the statements of net assets available for benefits.
Mutual funds: Valued at quoted market prices, which represent net asset value ("NAV") of shares held by the Plan at year end.
Anthem, Inc. common stock: Valued at the closing price on the New York Stock Exchange on the last business day of the Plan year.
Self-directed brokerage accounts: Valued at quoted market prices of the investments held in the brokerage account. Equity securities held in the brokerage account are valued at quoted market prices reported on the active market on which the individual securities are traded on the last business day of the Plan year. Mutual funds are valued at quoted market prices, which represent the NAV of shares held in the brokerage account at year end.
Life insurance contracts: Valued at the cash surrender value of the policies as reported by the insurer.
Collective trusts: Valued at the NAV of units held. NAV is based on the value of the underlying investments divided by the number of units outstanding. The institutional index collective trusts seek to replicate the performance of certain prominent benchmark indexes. The target retirement collective trusts replicate Vanguard's Target Date mutual funds and provide an appropriate asset mix for a participant given the participant’s age and retirement year. There are no restrictions on redemptions from the collective trusts.

Anthem 401(k) Plan
Notes to Financial Statements (continued)

A summary of fair value measurements by level for investments measured at fair value on a recurring basis is as follows:

December 31, 2018	Total	Level I	Level II	Level III
Mutual funds	$2,146,851,273	$2,146,851,273	$—	$—
Anthem, Inc. common stock	499,406,008	499,406,008	—	—
Self-directed brokerage accounts	39,048,624	39,048,624	—	—
Life insurance contracts	29,287	—	—	29,287
Investments measured at fair value	2,685,335,192	$2,685,305,905	$—	$29,287
Collective trusts *	4,043,979,035
Total investments	$6,729,314,227

December 31, 2017	Total	Level I	Level II	Level III
Mutual funds	$2,222,281,072	$2,222,281,072	$—	$—
Anthem, Inc. common stock	459,893,071	459,893,071	—	—
Self-directed brokerage accounts	39,519,963	39,519,963	—	—
Life insurance contracts	30,486	—	—	30,486
Investments measured at fair value	2,721,724,592	$2,721,694,106	$—	$30,486
Collective trusts *	4,115,532,841
Total investments	$6,837,257,433
* In accordance with FASB guidance, the collective trusts have not been classified in the fair value hierarchy as they are measured at fair value using NAV as a practical expedient. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total investments in the statements of net assets.
A reconciliation of the beginning and ending balances of assets measured at fair value on a recurring basis using Level III inputs for the years ended December 31, 2018 and 2017 is as follows:

Life Insurance Contracts
Year ended December 31, 2018:
Beginning balance at January 1, 2018	$30,486
Net unrealized losses relating to assets held at end of year	(2,998)
Purchases	1,799
Sales	—
Ending balance at December 31, 2018	$29,287

Year ended December 31, 2017:
Beginning balance at January 1, 2017	$41,347
Net unrealized losses relating to assets held at end of year	(2,760)
Purchases	2,281
Sales	(10,382)
Ending balance at December 31, 2017	$30,486
There were no transfers between fair value Levels during 2018 and 2017.

Anthem 401(k) Plan
Notes to Financial Statements (continued)

5. Exempt Related Party and Party-In-Interest Transactions
The Plan invests in mutual funds and collective trust funds managed by the Vanguard Group. Therefore, transactions in these investments constitute party-in-interest transactions.
The Plan invests in common stock of Anthem, Inc., a party-in-interest to the Plan. As of December 31, 2018, the Plan owned approximately 1,901,557 shares of Anthem, Inc. common stock with a fair value of $499,406,008. During 2018, the Plan had net sales of Anthem, Inc. common stock totaling $34,500,264.
During 2018, the Plan reimbursed the Plan Sponsor $151,655 for administrative expenses. This reimbursement is included in Administrative fees in the statement of changes in net assets available for benefits.
6. Income Tax Status
The Plan has received a determination letter from the IRS dated October 24, 2017, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. Reconciliation to Form 5500
Reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2018 and 2017, is as follows:

	2018	2017
Net assets available for benefits per the financial statements	$6,930,575,434	$7,081,621,142
Deemed distributions of participant loans	(502,080)	(415,298)
Net assets available for benefits per the Form 5500	$6,930,073,354	$7,081,205,844
Reconciliation of the increase in net assets available for benefits per the financial statements to the net income (loss) per the Form 5500 for the year ended December 31, 2018 is as follows:

2018
Decrease in net assets prior to transfers per the financial statements	$(152,057,954)
Deemed distributions activity	(86,782)
Net income (loss) per the Form 5500	$(152,144,736)

Anthem 401(k) Plan
Notes to Financial Statements (continued)

8. Subsequent Events
Effective January 1, 2019 the Plan was amended to reflect the following design changes:

•	Elimination of the one year waiting period to receive Plan Sponsor contributions for Participants hired on and after January 2, 2019.

•	Addition of two year cliff-vesting for Plan Sponsor match for Participants hired on and after January 2, 2019.

•
Increase of Plan Sponsor match to 100% of the first 3% of the Participant’s eligible compensation contributed, then 50% of the next 3% of the Participant’s eligible compensation contributed, for a total Plan Sponsor match potential of 4.5%.

•	Automatic enrollment of Participants hired on and after January 2, 2019 at an initial 6% deferral rate; automatic increase of rates by 1% to a maximum of 10% over four years.

•
Limitation of investments in the Anthem Stock Fund to no more than 20% of a Participant's total Plan balance. No new contributions nor exchanges into the Anthem Stock Fund will be permitted if a Participant’s investment in the fund is at or above 20 percent of their total Plan balance. Participants invested in the Anthem Stock Fund in excess of 20 percent as of January 1, 2019 were not required to exchange out of the fund.

•	Elimination of provision requiring Participants to exhaust all available nontaxable loans before requesting a hardship withdrawal.

•	Elimination of suspension of Participant contributions following a hardship withdrawal.

Anthem 401(k) Plan
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
EIN #11-3713086 Plan #0003
December 31, 2018

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, interest rate, collateral and par or maturity value	Current value

*	The Vanguard Group Mutual Funds
		Explorer Fund Admiral Shares	139,007,803
		Inflation-Protected Securities Fund Institutional Shares	64,336,904
		International Growth Fund Admiral Shares	37,793,935
		Mid-Cap Value Index Fund Admiral Shares	154,302,184
		PRIMECAP Fund Admiral Shares	592,753,920
		Prime Money Market Fund Admiral Shares	540,921,431
		Total International Bond Index Fund Institutional Shares	16,380,593
		Wellington Fund Admiral Shares	392,622,166
		Windsor II Fund Admiral Shares	208,732,337
			$2,146,851,273
*	The Vanguard Group Collective Trusts
		Institutional 500 Index Trust	878,596,801
		Institutional Extended Market Index Trust	361,317,036
		Institutional Total Bond Market Index Trust	565,956,496
		Institutional Total International Stock Market Index Trust	520,993,379
		Target Retirement Income Trust Plus	45,167,163
		Target Retirement 2015 Trust Plus	115,221,244
		Target Retirement 2020 Trust Plus	122,110,003
		Target Retirement 2025 Trust Plus	396,917,938
		Target Retirement 2030 Trust Plus	149,622,656
		Target Retirement 2035 Trust Plus	370,746,238
		Target Retirement 2040 Trust Plus	131,759,492
		Target Retirement 2045 Trust Plus	243,072,454
		Target Retirement 2050 Trust Plus	91,111,750
		Target Retirement 2055 Trust Plus	39,837,212
		Target Retirement 2060 Trust Plus	10,406,343
		Target Retirement 2065 Trust Plus	1,142,830
			$4,043,979,035

*	Anthem, Inc. common stock		499,406,008

	Self-directed brokerage accounts		39,048,624

*	Notes receivable from participants	Interest rates range from 4.0% to 10.5%	200,376,337

	Genworth Life Insurance Company of New York	Individual life insurance cash surrender values	29,287
			$6,929,690,564
*Party in interest.
Note: As all investments are participant directed, column (d) is not applicable and has been eliminated.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of ATH Holding Company, LLC has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ANTHEM 401(k) PLAN

By:	/s/ Ronald W. Penczek
Ronald W. Penczek
Member, Pension Committee of ATH Holding Company, LLC

Date: June 27, 2019

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm